Filed by EdtechX Holdings Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EdtechX Holdings Acquisition Corp. II

(Commission File No. 001-39792)

EdtechX Holdings Acquisition Corp. II and zSpace to Present at the Oppenheimer 25th Annual Technology, Internet & Communications Conference

London, U.K. and San Jose, California – August 9, 2022 – zSpace, Inc. (“zSpace” or the “Company”) and EdtechX Holdings Acquisition Corp. II (Nasdaq: EDTXU, EDTX, and EDTXW) (“EdtechX II”), an edtech and future of work-focused SPAC, are scheduled to present at the Oppenheimer 25th Annual Technology, Internet & Communications Conference, which is being held virtually on August 9-10, 2022.

EdtechX II and zSpace management are scheduled to present on Wednesday, August 10th at 1:15 p.m. Eastern time. The presentation will be webcast live and available for replay here and on the Company’s investor relations page here.

As previously announced, zSpace and EdtechX II have entered into a definitive merger agreement that would result in zSpace becoming publicly traded. Following the anticipated closing of the proposed business combination, the combined company is expected to be named zSpace Technologies, Inc. and listed on the Nasdaq Stock Market under the new ticker symbol “ZSPX.” The business combination is expected to be consummated following the receipt of required approval by the stockholders of EdtechX II, required regulatory approvals, and the fulfilment of other customary closing conditions.

To receive additional information, request an invitation or schedule a one-on-one meeting with management, please contact your Oppenheimer representative or the Company’s investor relations team at zSpace@gatewayir.com.

About zSpace

zSpace is a leading evidence-based augmented/virtual reality (AR/VR) platform providing innovative hands-on, experiential learning to improve achievement in science, math, and career and technical education credentialing. Over 2,400 U.S. school customers, technical centers, community colleges, and universities use zSpace to provide equitable access to instruction for millions of learners preparing for success in college and careers. A privately held, venture-backed company located in San Jose, California, it has more than 70 patents. zSpace was named "Cool Vendor" by Gartner, Inc., "Best in Show at ISTE" by Tech & Learning Magazine for three consecutive years and ranked two years in a row on the Inc. 500 list of fastest-growing companies.

About EdtechX Holdings Acquisition Corp. II

EdtechX Holdings Acquisition Corp. II is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. EdtechX II is led by its founders, Charles McIntyre, Executive Chairman and Chief Investment Officer, and Benjamin Vedrenne-Cloquet, Chief Executive Officer.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This press release relates to a proposed transaction between zSpace and EdtechX II. This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”). EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II’s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

EdtechX Holdings Acquisition Corp. II Corporate Contact:

Benjamin Vedrenne-Cloquet

Chief Executive Officer

c/o Svetlana Lelik

sl@ibiscap.com

bvc@edtechxcorp.com

EdtechX Holdings Acquisition Corp. II Media Contact:

Sandra Novakov

Sandra.novakov@citigatedewerogerson.com

zSpace Investor Inquiries:

Cody Slach and Jackie Keshner Gateway Group, Inc.

+1-949-574-3860
zSpace@gatewayir.com

zSpace Media Contact:

Amanda Austin

zSpace, Inc

+1-408-638-9413

press@zspace.com